PACIFIC BOOKER MINERALS INC.

INFORMATION CIRCULAR

as at May 6, 2013

This Information Circular is furnished in connection with the solicitation of proxies by the management of Pacific Booker Minerals Inc. (the “Company”) to be used at the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of Shares of the Company (the “Shares”) to be held on Monday, June 10, 2013 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

SOLICITATION OF PROXIES

The enclosed proxy is being solicited by management of the Company.  It is expected that this solicitation will be primarily by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by directors, officers and regular employees of the Company.  The cost of solicitation by management will be borne by the Company.  These individuals will receive no compensation other than their regular compensation and will be reimbursed for their reasonable expenses.

SHARES REPRESENTED BY THE PROXY

If the instructions of the shareholders given in the accompanying form of proxy are certain and the proxy is duly completed and delivered and has not been revoked the Shares represented thereby will be voted on any poll except where the instruction of the shareholder is to withhold the vote.  Where the shareholder has specified in the proxy a choice with respect to any matter to be acted upon, the Shares will be voted on any poll in accordance with the specifications so made.  WHENEVER A SHAREHOLDER HAS NOT SPECIFIED IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY A CHOICE AS TO HOW THE SHARES REPRESENTED BY THE PROXY ARE TO BE VOTED, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ANY SUCH MATTER, OR FOR THE ELECTION OF THE DIRECTORS OR THE APPOINTMENT OF THE AUDITORS NOMINATED BY THE MANAGEMENT OF THE COMPANY, AS THE CASE MAY BE.

The accompanying form of proxy when duly completed and delivered and not revoked confers authority upon the persons named as proxyholder therein to vote according to their discretion on any amendment or variations to any of the matters identified in the accompanying Notice of Meeting and to vote according to their discretion on any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company does not know of any amendments or variations to any of the matters identified in the accompanying Notice of Meeting or of any additional matters to be presented for action at the Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Erik Tornquist, Chief Operations Officer and a director of the Company and John Plourde, a director of the Company.  A shareholder eligible to vote at the Meeting has the right to appoint a person, who need not be a Shareholder, to attend and act for the Shareholder and on the Shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally.  To be effective, forms of proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 1:30pm, Vancouver time, on Thursday, June 6, 2013) or any adjournment thereof at which the proxy is to be used.  Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention:  Proxy Department.

A Shareholder who has given a proxy may revoke it.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholders or by his attorney authorized in writing or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereat duly authorized, delivered either to Computershare Investor Services Inc., or to the registered office of the Company at 20th Floor, 250 Howe Street, Vancouver, B.C. V6C 3R8 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof and upon either of such deposits the proxy is revoked.

NON-REGISTERED HOLDERS

These security holder materials are being sent to both registered and non-registered Shareholders.  If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Shares on your behalf.

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most Shareholders of the Company are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and directors or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 (“NI 54-101”) of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, Information Circular and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.  The Company does not intend to pay for delivery of the Meeting Materials to objecting beneficial holders (as defined in NI 54-101) and as a result the objecting beneficial holders will not receive the Meeting Materials unless their intermediary assumes the cost of delivery.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services Inc. as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person or have someone else attend on his or her behalf,  the Non-Registered Holder should strike out the names of the management proxy nominees named in the form and insert the Non-Registered Holder’s name or nominee’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

EXERCISE OF DISCRETION

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the Shareholder on any ballot that may be called for.  If a Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.  The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified; and

(b)

any other matter, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

In respect of a matter for which a choice is not specified in the proxy, or unless otherwise provided for in the proxy, the nominees named in the accompanying form of proxy will vote the Shares represented by the proxy for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee’s best judgment.

SECURITIES AND PRINCIPAL HOLDERS OF SECURITIES

The Company is authorized to issue 100,000,000 Shares without par value of which 12,286,539 Shares are issued and outstanding.  There is one class of Shares authorized only.  Each share carries the right to one vote so that the aggregate number of votes attaching to all the outstanding Shares is 12,286,539.

Shareholders registered prior to the close of business on May 6, 2013 (the “record date”) will be entitled to receive notice of the meeting and to attend and vote thereat.  If a shareholder transfers Shares after said date or additional Shares are issued, the person who acquires the Shares may vote these Shares at the meeting if, not later than June 6, 2013, that person requests the Company to add his or her name to the list of shareholders entitled to vote at the meeting and establishes that he or she owns the Shares.  If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly complete must be mailed or deposited at Computershare Trust Company of Canada, 9th Floor – 100 University Avenue, Toronto, Ontario M5J 2Y1 and must be received at that office not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for the holding of the Meeting.

To the best of the knowledge of the directors and officers of the Company, as of the date of this Information Circular, no person or company beneficially owns, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all Shares of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate of such persons or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, involved in the normal business of the Meeting, or the general affairs of the company, save and except the special resolutions in respect to stock options as described herein.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the company have had any material interest, direct or indirect in any material transaction of the Company since the commencement of the Company’s last completed financial year or in any proposed transaction which in either such case, has materially affected or will materially affect control of the Company or any of its subsidiaries, save and except certain stock options as described below.

ELECTION OF DIRECTORS

The directors of the Company are annually elected and hold office until the next Annual General Meeting of the Company or until their successors are appointed, unless a director ceases to hold office pursuant to the Business Corporations Act, SBC 2002, or his or her office is vacated pursuant to the Articles of the Company.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF AN  OTHER PERSON OR PERSONS AS DIRECTORS.

The following tables set out the information concerning management nominees for the office of Director, four of whom are ordinarily resident in Canada and three of whom are ordinarily resident in the United States of America.

The term for each director expires at the next Annual General Meeting.

Name and Place of Residence	Past and Present Principal Occupation for last 5 Years	Period for which Nominee has been a Director of the Company	Approximate No. of Shares Beneficially Owned--Directly or Indirectly as at May 6, 2013
GREGORY R. ANDERSON Gold Canyon, AZ. USA PRESIDENT & CEO & DIRECTOR	Owner, President and CEO G.R. Enterprises	June 24, 2005 to present	151,929

WILLIAM G. DEEKS Whistler, BC Canada DIRECTOR	Self-Employed Mining Consultant	March 17, 1997 to present	134,345

MARK H. GULBRANDSON Lakeville, MN USA DIRECTOR	Owner, CEO Apple Auto Group, Minneapolis, MN	June 24, 2005 to present	172,002

JOHN PLOURDE West Vancouver, BC Canada FINANCE/INVESTOR RELATIONS & DIRECTOR	Investor Relations	December 20, 1999 to present	511,379

DR. DENNIS SIMMONS Apple Valley, MN USA DIRECTOR	Self-Employed Dentist	November 29, 2006 to present	350,774

ERIK A. TORNQUIST Burnaby, BC Canada COO & DIRECTOR	Self-Employed Consultant	June 24, 2005 to present	148,960

WILLIAM F. WEBSTER Toronto, ON Canada DIRECTOR	Self-Employed Businessman	June 24, 2005 to present	53,560

Gregory R. Anderson has been the President & CEO and a director of the Company since June of 2005.  Mr. Anderson has finance, investment and brokerage experience.  From 1997 to 2005, he owned GR Consulting, a private corporate consulting business, and assisted the Company with corporate finance and investor relations.

William G. Deeks, P.Eng. Chem., has over 50 years of experience in the mining industry, covering marketing, research and development, environmental management, health, safety and accident prevention at work sites, approval of exploration budgets and work on project feasibilities.  Most recently, Mr. Deeks was Chairman of Charles Tennant Canada, a mining chemicals/collectors producer and chemicals distribution company.

Mark H. Gulbrandson is the owner and CEO of Apple Auto Group, a major automobile dealer in the U.S.  Apple Auto Group, which Mr. Gulbrandson has owned since 1993, employs over 300 people.

Dr. Dennis Simmons, DDS has 30 years of experience in business and the medical profession (dentistry).

Erik A. Tornquist is an applied science technologist with over 30 years of experience in natural gas operations, engineering, international project management, human resources and training.  He has held various management positions with Terasen Gas and Terasen International, the most recent as Vice President of Human Resources and Training for Canadian Energy Services in the Sultanate of Oman.  He has completed PUBCO 1 at Simon Fraser University, a course on setting up and managing public companies.

William F. Webster has over 40 years of experience in financial management, investment sales and corporate finance.  Mr. Webster held financial positions with several Canadian bank and brokerage firms from 1965 to 1997.  Since 1997, he has been self-employed with his own private companies, such positions including market investor, resource developer and property manager.

The Board of Directors has five committees:

a)

Audit and Finance Committee which consists of William G. Deeks, Mark H. Gulbrandson, Dr. Dennis Simmons and William F. Webster;

b)

Nomination and Corporate Governance Committee which consists of William G. Deeks, Mark H. Gulbrandson, Dr. Dennis Simmons and William F. Webster;

c)

Corporate Disclosure and Investor Relations Committee which consists of William F. Webster;

d)

Compensation Committee which consists of William G. Deeks, Mark H. Gulbrandson, Dr. Dennis Simmons and William F. Webster;

e)

Independent Directors Committee which consists of William G. Deeks, Mark H. Gulbrandson, Dr. Dennis Simmons and William F. Webster.

Corporate Cease Trade Orders and Bankruptcies

No director or executive officer of the Company is, as of the date of this Information Circular, or has been, within 10 years prior to the date of this Information Circular, a director, chief executive officer or chief financial officer of any issuer (including the Company) that:

(a)

was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

was subject to an Order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

“Order” means a cease trade order or similar order or an order that denied the company access to any statutory exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

In addition, no director or executive officer or promoter of the Company:

(a)

is, at the date of this Information Circular, or has been within 10 years before the date hereof, a director or executive officer of any issuer (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person;

(b)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person; or

(c)

has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT AND REMUNERATION OF AUDITORS

It is intended to vote the proxy to appoint Meyers Norris Penny LLP, Chartered Accountants, of 2300 – 1055 Dunsmuir Street, Vancouver, BC  V7X 1J1 as Auditors of the Company, and to authorize the directors to fix their remuneration.  They were appointed in 2008.

CORPORATE GOVERNANCE DISCLOSURE

The Company is a Venture Issuer and is required to provide the following information in its Management Information Circular if the Company is soliciting a proxy for the election of Directors.

Board of Directors

The Board includes the following persons who are considered to be independent in the circumstances of this Company:  William G. Deeks, Mark H. Gulbrandson, Dr. Dennis Simmons and William F. Webster.

In addition, the Board includes Gregory R. Anderson, John Plourde and Erik A. Tornquist as directors.  They are not considered independent because they fulfill Officer or Management roles for the Company.

Directorships

None of the directors are presently directors of other issuers which are reporting issuers or their equivalent in a domestic or foreign jurisdiction.

Ethical Business Conduct

The Board has adopted a Code of Ethics.  A copy of the Code is located under the company’s name on the Sedar website (www.sedar.com).

On or before July 1, 2005, the Audit and Finance Committee of the Board of Directors established “whistle blower” procedures in order to comply with Section 2.3(7) of Multilateral Instrument 52-110.  A copy of the procedure is located under the Company’s name on the Sedar website.

Other than as described above, the Board does not take any formal measures to encourage and promote a culture of ethical business conduct, but, does rely upon the selection of persons to and as directors, officers and employees who they consider to meet the highest ethical standards.

Orientation and Continuing Education

The Board does not have any formal procedure to orient new Board members nor does it have a formal policy of providing continuing education for directors.  New directors will be provided with the organization chart, Code of Conduct, Board of Directors Charter, the most recent financial reports and insider reporting information.

The Company relies upon its professional advisors to update the knowledge of the Board members in respect to changes in relevant policies and regulations.

Compensation

The directors of the Company do not receive compensation as such.  The Company does pay its directors a fee for attending meetings.  Directors are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors.  The compensation payable to officers and for consulting services are determined by the Board of Directors according to their understanding as to the amount of compensation is reasonable in the circumstances of the services performed by officers or consultants.

Description of Different Committees of the Board and their Responsibilities

The Company has five standing committees:

(a)

the Audit and Finance Committee;

(b)

the Compensation Committee;

(c)

the Corporate Disclosure and Investor Relations Committee;

(d)

the Independent Directors Committee; and

(e)

the Nominating and Corporate Governance Committee.

Copies of each of the charters of the foregoing committees can be located on the Sedar website.  For more information regarding the Audit and Finance Committee, see “Audit and Finance Committee”, below.

Compensation Committee

The Compensation Committee, pursuant to the Compensation Committee Charter, is responsible for:

•

Recommending and reviewing the amount of compensation paid to management and directors

•

Administering the option compensation plans and proposing the granting of incentive stock options for review and approval by the Board

•

Reviewing, assessing and approving overall company strategies for attracting, developing, retaining and motivating management and employees

Corporate Disclosure and Investor Relations Committee

The Corporate Disclosure and Investor Relations Committee, pursuant to the Corporate Disclosure and Investor Relations Committee Charter, is responsible for:

•

ensuring that the Company is meeting all applicable disclosure rules and regulations within the time periods specified.

Independent Directors Committee

The Independent Directors Committee, pursuant to the Independent Directors Committee Charter, is responsible for:

•

Reviewing the activities and conduct of management directors and other committees

•

Issuing recommendations to management in regards to matters of concern on behalf of the shareholders

•

Performing such other duties as may be assigned to it by the Board or as may be required by applicable regulatory authorities or legislation

Nomination and Corporate Governance Committee

Nomination and Corporate Governance Committee is intended to maintain the size and composition of the Board and evaluate the Board of Directors and the Board committees and to recommend standards for practices meeting our corporate governance standards.

Nominations of Directors

The Nomination and Corporate Governance Committee is charged with the responsibility of identifying new candidates for Board nominations, including setting up a procedure for identifying new candidates, and will be expected to select any new Board members from persons who have the requisite knowledge and experience to ensure that the lack of formal orientation and continuing education policy will not detract from the performance of Board members.

Assessment

The Nominating and Corporate Governance Committee is charged with the responsibility of satisfying itself that the Board, its committees and individual directors are performing effectively.

AUDIT AND FINANCE COMMITTEE

National Instrument 52-110 Audit Committees (NI 52-110) of the Canadian securities administrators requires the Company’s Audit Committee to meet certain requirements.  It also requires the Company to disclose in this Circular certain information regarding the Audit Committee.  That information is disclosed below.

Overview

The Audit and Finance Committee of the Company’s Board of Directors is responsible for:

a)

recommending to the Company’s Board of Directors the external auditor to be nominated for election by the Company’s shareholders at each Annual General Meeting and approving the compensation of such external auditor;

b)

overseeing the work of the external auditor, including the resolution of disagreements between the auditor and management regarding the Company’s financial reporting;

c)

pre-approving all non-audit services to be provided to the Company and its subsidiaries, if any, by the auditor;

d)

reviewing the Company’s annual and interim financial statements, Management’s Discussion & Analysis (MD&A) and press releases regarding earnings before they are submitted for review and approval by the Board of Directors and publicly disseminated by the Company;

e)

confirming adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically accessing the adequacy of those procedures; and

f)

reviewing and approving the Company’s hiring policies regarding current and former partners and employees of the Company’s current and former auditors.

The Company’s auditor reports directly to the Audit Committee.

The Audit and Finance Committee’s Charter

The Company’s Board of Directors has adopted a Charter for the Audit and Finance Committee which sets out the Company’s mandate, organization, powers and responsibilities.  The Charter is attached to this Information Circular as Schedule A.

Composition of the Audit Committee

The Audit Committee consists of four directors.  The following table sets out the names of the members of the Audit and Finance Committee and whether they are officers or employees, ‘independent’ or ‘financially literate’.

Name of Member	Officer or Employee	Independent	Financially Literate
William G. Deeks	No	Yes	Yes
Mark H. Gulbrandson	No	Yes	Yes
Dr. Dennis Simmons	No	Yes	Yes
William F. Webster	No	Yes	Yes

Relevant Education and Experience

The education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

a)

an understanding of the accounting principles used by the Company to prepare its financial statements;

b)

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

c)

experience preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

d)

an understanding of internal controls and procedures for financial reporting, are as follows:

Name of Member	Education	Experience
William G. Deeks	N/A	48 years experience as director and/or officer
Mark H. Gulbrandson	N/A	35 years experience as director and/or officer
Dr. Dennis Simmons	N/A	29 years experience as director and/or officer
William F. Webster	BA (Honors) Economics (Univ. of Toronto, 1965)	39 years experience as director and/or officer

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Company’s Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

1.

the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Company’s auditor from the requirement to be pre-approved by the Audit Committee if such services are less than 5% of the auditor’s annual fees charged to the Company, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year’s audit); or

2.

an exemption from the requirements of NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in its Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2013	30,500	14,000	Nil	Nil
2012	38,000	12,000	Nil	4,059

(1)

The aggregate fees billed for audit services.

(2)

The aggregate fees billed for the performance of the internal controls over financial reporting audit to comply with US listing requirements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for tax compliance, tax advice, and tax planning services.  These services involved the preparation of Canadian Corporation Income Tax Returns.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns.  These fees in 2012 related to consulting services for the first quarter IFRS statements.

Reliance on Exemptions in NI 52-110 regarding Audit Committee Composition & Reporting Obligations

Since the Company is a Venture Issuer, it is relying on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit Committee’ above) and Part 5 Reporting Obligations of NI 52-110 (which requires certain prescribed disclosure about the Audit Committee in the Company’s Annual Information Form, if any).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation objectives and processes and to discuss compensation decisions relating to its named executive officers (“Named Executive Officers”) listed in the Summary Compensation Table that follows.  During its fiscal year ended January 31, 2013, the following individuals were Named Executive Officers (as determined by applicable securities legislation) of the Company.

Gregory R. Anderson - Chief Executive Officer

Ruth Swan - Chief Financial Officer

Erik A. Tornquist - Chief Operations Officer

John Plourde - Finance & Investor Relations

The Company is a mineral exploration company whose assets include exploration properties in British Columbia.  The Company’s primary objective is to conduct exploration on various properties.

Notwithstanding the foregoing, given that the Company has not, as of yet, generate any significant income or cash flows from operations and operates with limited financial resources to ensure that funds are available to complete scheduled programs, the Board of Directors has to consider not only the financial situation of the Company at the time of the determination of executive compensation, but also the estimated financial situation of the Company in the mid and long-term.  An important element of executive compensation is the grant of incentive stock options by the Company to its employees, director and officers which do not require cash disbursement by the Company.  Additional information about the Company and its operation is available in its audited financial statements and Management’s Discussion and Analysis for the year ended January 31, 2013 which have been filed with regulators and are available for viewing via the Internet at the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Compensation Objectives and Principles

The primary goal of the Company’s executive compensation process is to attract and retain the key executives necessary for the company’s long term success, to encourage executives to further the development of the Company and its operations and to motivate qualified and experienced executives.  The key elements of executive compensation awarded by the company are:  (i) base salary;  (ii) potential annual incentive award; and  (iii) incentive stock options.  The directors are of the view that all elements should be considered, rather than any single element.

Compensation Process and the Rule of the Compensation Committee

The Compensation Committee of the Board of Directors of the Company, through discussions without any formal objectives, criteria or analysis, is responsible for determining all forms of compensation to be granted to the Chief Executive Officer of the Company, as well as to its directors, and for reviewing the Chief Executive Officer’s recommendations regarding compensation of the other senior executives of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position.  When determining the compensation of the Company’s executive officers, the Committee considers:  (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value;  (ii) providing fair and competitive compensation;  (iii) balance the interests of management and the Company’s shareholders; and  (iv) rewarding performance, both on an individual basis and with respect to operations in general.  In order to achieve these objectives, the compensation paid to the company’s executive officers consists of base salary and/or long-term incentive in the form of stock options.

Option Based Awards

Options to purchase Shares of the Company are intended to align the interests of the Company’s directors and executive officers with those of its shareholders, to provide a long term incentive that rewards these individuals for their contribution to the creation of shareholder value and to reduce the cash compensation the company would otherwise have to pay.  The company’s current stock option plan (“the 2012 Stock Option Plan”) is administered by the Board of Directors on recommendations received from time to time from the Compensation Committee.  In establishing the number of the incentive stock options to be granted to the Named Executive Officers, reference is made to the number of stock options granted to officers of other publicly traded companies that, similar to the Company, are involved in the mining industry, as well as those of other publicly traded Canadian companies on a comparable size to that of the company in respect of assets.  The Board of Directors also considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience a level of commitment of the executive officer in determining the level of incentive stock option compensation.  See “Incentive Plan Awards – Outstanding Option-Based Awards” below, as well as “Securities Authorized for Issuance Under Equity Compensation Plans.”

Benefits and Perquisites

The Company does not, as of the date of this Circular, offer any benefits or perquisites to its Named Executive Officers other than entitlement to incentive stock options as otherwise disclosed and discussed herein.

Summary Compensation Table

The following table provides a summary of the compensation earned by, paid to, or accrued and payable to, each Named Executive Officer during the fiscal years ended January 31, 2013, 2012 and 2011.

Amounts reported in the table below are in Canadian dollars.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Fiscal Year Ended Jan. 31	Salary/ Fee ($)¹	Share based Awards ($)	Option based Awards ($)[2]	Annual Incen- tive Plans	Long- Term Incen- tive Plans	Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
GREGORY ANDERSON President & CEO	2013	120,086	Nil	132,088	Nil	Nil	Nil	Nil	252,174
	2012	118,804	Nil	446,743	Nil	Nil	Nil	Nil	565,547
	2011	123,894	Nil	173,907	Nil	Nil	Nil	Nil	297,801
RUTH SWAN Secretary, CFO	2013	30,188	Nil	85,593	Nil	Nil	Nil	Nil	115,781
	2012	30,893	Nil	251,177	Nil	Nil	Nil	Nil	282,070
	2011	31,913	Nil	52,454	Nil	Nil	Nil	Nil	84,367
ERIK A. TORNQUIST COO	2013	96,000	Nil	290,594	Nil	Nil	Nil	Nil	386,594
	2012	96,000	Nil	475,631	Nil	Nil	Nil	Nil	571,631
	2011	96,000	Nil	173,908	Nil	Nil	Nil	Nil	269,908
JOHN PLOURDE FINANCE/IR	2013	132,000	Nil	264,176	Nil	Nil	Nil	Nil	396,176
	2012	132,000	Nil	475,631	Nil	Nil	Nil	Nil	607,631
	2011	132,000	Nil	173,908	Nil	Nil	Nil	Nil	305,908

1  The amounts shown are for consulting services.  Specifically, for:

Gregory R. Anderson--Fees for investor relations consulting services.  Mr. Anderson is compensated at the rate of US$10,000 per month under an agreement for services.  He is not compensated for his activities as a director.

Ruth Swan--Fees are for accounting and management consulting services.  Ms. Swan is compensated at the rate of $30 per hour under an agreement for services.  She is not a director.

Erik A. Tornquist--Fees are for consulting services.  Mr. Tornquist is compensated at the rate of $8,000 per month under an agreement for services.  He is not compensated for his activities as a director.

John Plourde--Fees are for finance & investor relations consulting services.  Mr. Plourde is compensated at the rate of $11,000 per month under an agreement for services.  He is not compensated for his activities as a director.

2  The grant date fair values of incentive stock options granted to the Named Executive Officers as indicated in this column are estimated using the Black-Scholes option pricing model (See Note 8 to the Company’s annual audited financial statements for the year ended January 31, 2013 for the assumptions and estimates used for this calculation).

Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out option-based awards granted to the Named Executive Officers during the most recently completed financial year, or in prior years, and that were outstanding as at January 31, 2013.  No other share-based awards have been granted to the Named Executive Officers by the Company.

	Option-based Awards
Named Executive Officer	Number of Common Shares Underlying Unexercised Options (#)	Option Exercise Price Per Common Share ($)	Option Expiry Date	Value of Unexercised in-the-money options ¹ ($)
GREGORY R. ANDERSON	92,500	7.81	June 23, 2013	Nil
	20,000	5.75	July 13, 2014	Nil
	49,400	7.70	June 30, 2017	Nil
	76,800	7.44	May 16, 2018	Nil
	51,600	7.40	June 20, 2018	Nil
	25,000	12.73	July 26, 2019	Nil
RUTH SWAN	10,030	7.81	June 23, 2013	Nil
	10,000	5.75	July 13, 2014	Nil
	14,900	7.70	June 30, 2017	Nil
	61,827	7.44	May 16, 2018	Nil
	10,000	7.40	June 20, 2018	Nil
	16,200	12.73	July 26, 2019	Nil
ERIK A. TORNQUIST	92,500	7.81	June 23, 2013	Nil
	20,000	5.75	July 13, 2014	Nil
	49,400	7.70	June 30, 2017	Nil
	76,800	7.44	May 16, 2018	Nil
	60,000	7.40	June 20, 2018	Nil
	55,000	12.73	July 26, 2019	Nil
JOHN PLOURDE	92,500	7.81	June 23, 2013	Nil
	20,000	5.75	July 13, 2014	Nil
	49,400	7.70	June 30, 2017	Nil
	76,800	7.44	May 16, 2018	Nil
	60,000	7.40	June 20, 2018	Nil
	50,000	12.73	July 26, 2019	Nil

¹  The value of unexercised “in-the-money options” at the financial year end is the difference between the option exercise price and the market value of the underlying common share on the TSX Venture Exchange on January 31, 2013.  The closing price of the Shares on January 31, 2013 was $5.50.

Incentive Plan Awards – Value Vested or Earned during the Year

Named Executive Officer	Option-based awards – Value vested during the year ended January 31, 2013 ($)¹	Share-based awards - Value vested during the year ended January 31, 2013 ($)	Non-equity incentive plan Compensation - Value earned during the year ended January 31, 2013 ($)
Gregory R. Anderson	240,090	Nil	Nil
Ruth Swan	126,354	Nil	Nil
Erik A. Tornquist	239,026	Nil	Nil
John Plourde	239,026	Nil	Nil

¹  Represents the aggregate dollar value that would have been realized if the incentive stock options had been exercised on the vesting date – that is, the difference between the market price of the underlying Shares and the option exercise price on the vesting date.

See “Securities Authorized for Issuance Under Equity Compensation Plans”.

Pension Plan Benefits

The Company does not offer any pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

Other than as disclosed below, the Company is not a party to any contract, agreement, plan or arrangement with its Named Executive Officers that provide for payments to Named Executive Officers at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation or retirement, or as a result of a change in control of the Company or a change in a Named Officer’s responsibilities.

Director Compensation

The Company pays its independent directors a $500 fee for attending meetings.  Directors are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors and the Company does, from time to time, grant incentive stock options to purchase Shares to its directors (see “Outstanding Option – Based Awards” below).

The following disclosure of director compensation for the Company’s most recently completed financial year excludes compensation for the Company’s Gregory R. Anderson, Erik A. Tornquist and John Plourde, in their capacity as Executive Officers or Management of the Company.  Their compensation is disclosed above.

Name	Director Fees Earned ($)	Share- Based Awards ($)	Option Based Awards ($)	Non-equity Incentive Plan Com- pensation ($)	Pension Value ($)	All other Compen- sation ($)	Total ($)
William G. Deeks	5,000	NIl	132,088	Nil	Nil	Nil	137,088
Mark H. Gulbrandson	4,500	NIl	132,088	Nil	Nil	Nil	136,588
Dr. Dennis Simmons	5,000	NIl	132,088	Nil	Nil	Nil	137,088
William F. Webster	5,000	NIl	132,088	Nil	Nil	Nil	137,088

Outstanding Option-Based Awards

The following table sets out option-based awards to the directors of the Company (excluding Gregory R. Anderson, Erik A. Tornquist and John Plourde) during the most recently completed financial year, and in years prior to, and that were outstanding as at the fiscal year ended January 31, 2013.  No other share-based awards have been granted to the directors and the Company does not provide any non-equity incentive plan compensation to its directors.  See also “Executive Compensation – Incentive Plan Awards” for outstanding options held by Gregory R. Anderson, Ruth Swan, Erik A. Tornquist and John Plourde.

	Option-based Awards
Named Executive Officer	Number of Common Shares Underlying Unexercised Options (#)	Option Exercise Price Per Common Share ($)	Option Expiry Date	Value of Unexercised in-the-money options ¹ ($)
WILLIAM G. DEEKS	70,000	7.81	June 23, 2013	Nil
	20,000	5.75	July 13, 2014	Nil
	49,400	7.70	June 30, 2017	Nil
	49,900	7.44	May 16, 2018	Nil
	51,600	7.40	June 20, 2018	Nil
	25,000	12.73	July 26, 2019	Nil
MARK H. GULBRANDSON	70,000	7.81	June 23, 2013	Nil
	20,000	5.75	July 13, 2014	Nil
	49,400	7.70	June 30, 2017	Nil
	49,900	7.44	May 16, 2018	Nil
	51,600	7.40	June 20, 2018	Nil
	25,000	12.73	July 26, 2019	Nil
Dr. DENNIS SIMMONS	70,000	7.81	June 23, 2013	Nil
	20,000	5.75	July 13, 2014	Nil
	49,400	7.70	June 30, 2017	Nil
	149,900	7.44	May 16, 2018	Nil
	51,600	7.40	June 20, 2018	Nil
	25,000	12.73	July 26, 2019	Nil
WILLIAM F. WEBSTER	70,000	7.81	June 23, 2013	Nil
	20,000	5.75	July 13, 2014	Nil
	49,400	7.70	June 30, 2017	Nil
	49,900	7.44	May 16, 2018	Nil
	51,600	7.40	June 20, 2018	Nil
	25,000	12.73	July 26, 2019	Nil

¹  The value of unexercised “in-the-money options” at the financial year end is the difference between the option exercise price and the market value of the underlying common share on the TSX Venture Exchange on January 31, 2013.  The closing price of the Shares on January 31, 2013 was $5.50.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets out the value vested or earned by the non-executive directors of the Company during the financial year ended January 31, 2013.  See “Executive Compensation – Incentive Plan Awards” for details with respect to Gregory R. Anderson Ruth Swan, Erik A. Tornquist and John Plourde.

Named Non-Executive Director	Option-based awards – Value vested during the year ended January 31, 2013 ($)¹	Share-based awards-Value Vested during the year ended January 31, 2013 ($)	Non-equity incentive plan Compensation–Value earned During the year ended January 31, 2013 ($)
William G. Deeks	182,075	Nil	Nil
Mark H. Gulbrandson	182,075	Nil	Nil
Dr. Dennis Simmons	335,825	Nil	Nil
William F. Webster	182,075	Nil	Nil

¹  Represents the aggregate dollar value that would have been realized if the incentive stock options had been exercised on the vesting date – that is, the difference between the market price of the underlying Shares and the option exercise price on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of January 31, 2013, the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)
Equity compensation plans approved by securityholders	2,376,507	$7.71	80,800
Equity compensation plans not approved by security–holders	N/A	N/A	N/A
TOTAL	2,376,507	$7.71	80,800

The following summary is a brief description of the 2012 Stock Option Plan:

1.

The maximum number of Shares that may be issued upon the exercise of stock options granted under the 2012 Stock Option Plan may not exceed the number equal to 20% of the issued and outstanding Shares on June 11, 2012.

2.

Stock options can be issued to persons who are directors, senior officers, employees and consultants of, or employees of management companies providing services to, the Company or any of its subsidiaries.

3.

The option price of any common share in respect of which an option may be granted under the 2012 Stock Option Plan shall be fixed by the Board of Directors but shall be not less than the minimum price permitted by the Exchange or, if the Shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the Shares are listed or quoted for trading.

4.

In the case of options issued to consultants performing investor relations activities, the vesting schedule shall provide for a vesting period of at least 12 months with no more than 1/4 of the options vesting in any three month period.

5.

The number of options granted to any one consultant in any 12 month period may not exceed 2% of the issued Shares.

6.

Upon expiry of an option, or if an option is otherwise terminated for any reason without having been exercised in full, the number of Shares in respect of the expired or terminated option shall again be available for the purpose of the 2012 Stock Option Plan.

7.

All options granted under the 2012 Stock Option Plan may not have an expiry date exceeding ten years from the date such options are granted.

8.

If an optionee ceases to be (other than by reason of death or a change of control of the Company) an eligible recipient of options, then the option granted shall expire within a reasonable period of time following the date that the optionee ceased to be an eligible recipient of options.  Such reasonable period shall be determined by the Board of Directors.

9.

If an optionee ceases to be an eligible recipient of options by reason of death, an optionee’s heirs or administrators shall have until the earlier of:

a.

one year from the death of the option holder; and

b.

the expiry date of the options

in which to exercise any portion of options outstanding at the time of death of the optionee.

10.

If an optionee ceases to be an eligible recipient of options by reason of a change of control of the Company all options, subject to regulatory approval, will immediately become vested.  Provided the optionee is not providing investor relations activities, any vested options will be exercisable for a period ending on the earlier of (i) 90 days from the date the optionee ceased to be an eligible recipient and (ii) the expiry date of the options.

11.

The 2012 Stock Option Plan is administered by the Board of Directors of Pacific Booker who will have the full authority and sole discretion to grant options under the 2012 Stock Option Plan to any eligible recipient, including themselves.

12.

The options are not assignable or transferable by an optionee.

13.

The Company shall have the authority to deduct and withhold, or require the Optionee to remit to the Company, the amount of any taxes or other required source deductions which the Company is required by law or regulation of any governmental authority whatsoever to remit in connection with any issuance of Shares upon the exercise of options.

14.

The Board of Directors may from time to time, and subject to regulatory approval, amend or revise the terms of the 2012 Stock Option Plan.

REMUNERATION OF MANAGEMENT AND OTHERS

During the last fiscal year, the Company paid no monies for management fees (see “Executive Compensation”).  However, directors received $19,500 during the year for director fees for attending meetings.

One executive officer/director received $132,000 for investor relations services.

One executive officer/director received $96,000 for consulting services on the Morrison property.

One executive officer/director received $120,086 for investor relations activities.

One executive officer received $30,188 for accounting and management services.

No pension or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Since the beginning of the last fiscal year, the following persons held incentive stock options.  The following amounts are set out in Shares of Pacific Booker Minerals Inc. and reflect amendments described in previous Information Circulars.

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date	Note
J. Plourde	92,500	$7.81	06/23/2008	06/23/2013
G. Anderson	92,500	$7.81	06/23/2008	06/23/2013
E. Tornquist	92,500	$7.81	06/23/2008	06/23/2013
W. Deeks	70,000	$7.81	06/23/2008	06/23/2013
W. Webster	70,000	$7.81	06/23/2008	06/23/2013
M. Gulbrandson	70,000	$7.81	06/23/2008	06/23/2013
D. Simmons	70,000	$7.81	06/23/2008	06/23/2013
R. Swan	10,030	$7.81	06/23/2008	06/23/2013
N. Seldon	5,000	$7.81	06/23/2008	06/23/2013	[1]
K. Konigsmann	15,000	$7.81	06/23/2008	06/23/2013
D. Betton	20,000	$7.81	06/23/2008	06/23/2013	[1]
J. Zhang	5,000	$7.81	06/23/2008	06/23/2013	[2]
G. Wang	5,000	$7.81	06/23/2008	06/23/2013	[1]
J. Plourde	20,000	$5.75	07/13/2009	07/13/2014
G. Anderson	20,000	$5.75	07/13/2009	07/13/2014
E. Tornquist	20,000	$5.75	07/13/2009	07/13/2014
W. Deeks	20,000	$5.75	07/13/2009	07/13/2014
W. Webster	20,000	$5.75	07/13/2009	07/13/2014
M. Gulbrandson	20,000	$5.75	07/13/2009	07/13/2014
D. Simmons	20,000	$5.75	07/13/2009	07/13/2014
R. Swan	10,000	$5.75	07/13/2009	07/13/2014
N. Seldon	5,000	$5.75	07/13/2009	07/13/2014	[1]
K. Konigsmann	5,000	$5.75	07/13/2009	07/13/2014	[1]
D. Betton	10,000	$5.75	07/13/2009	07/13/2014	[1]
J. Zhang	10,000	$5.75	07/13/2009	07/13/2014
J. Plourde	49,400	$7.70	06/30/2010	06/30/2017
G. Anderson	49,400	$7.70	06/30/2010	06/30/2017
E. Tornquist	49,400	$7.70	06/30/2010	06/30/2017
W. Deeks	49,400	$7.70	06/30/2010	06/30/2017
W. Webster	49,400	$7.70	06/30/2010	06/30/2017
M. Gulbrandson	49,400	$7.70	06/30/2010	06/30/2017
D. Simmons	49,400	$7.70	06/30/2010	06/30/2017
R. Swan	14,900	$7.70	06/30/2010	06/30/2017
D. Betton	10,000	$7.70	06/30/2010	06/30/2017	[1]
J. Zhang	5,000	$7.70	06/30/2010	06/30/2017
S. Tribe	10,000	$7.70	06/30/2010	06/30/2017	[1]
J. Plourde	76,800	$7.44	05/16/2011	05/16/2018
G. Anderson	76,800	$7.44	05/16/2011	05/16/2018
E. Tornquist	76,800	$7.44	05/16/2011	05/16/2018
W. Deeks	49,900	$7.44	05/16/2011	05/16/2018
W. Webster	49,900	$7.44	05/16/2011	05/16/2018
M. Gulbrandson	49,900	$7.44	05/16/2011	05/16/2018
D. Simmons	149,900	$7.44	05/16/2011	05/16/2018
R. Swan	61,827	$7.44	05/16/2011	05/16/2018
N. Seldon	5,000	$7.44	05/16/2011	05/16/2018	[3]
K. Konigsmann	5,000	$7.44	05/16/2011	05/16/2018
G. Wang	5,000	$7.44	05/16/2011	05/16/2018
J. Plourde	60,000	$7.40	06/20/2011	06/20/2018
G. Anderson	51,600	$7.40	06/20/2011	06/20/2018
E. Tornquist	60,000	$7.40	06/20/2011	06/20/2018
W. Deeks	51,600	$7.40	06/20/2011	06/20/2018
W. Webster	51,600	$7.40	06/20/2011	06/20/2018
M. Gulbrandson	51,600	$7.40	06/20/2011	06/20/2018
D. Simmons	51,600	$7.40	06/20/2011	06/20/2018
R. Swan	10,000	$7.40	06/20/2011	06/20/2018
D. Betton	10,000	$7.40	06/20/2011	06/20/2018	[4]
J. Zhang	10,000	$7.40	06/20/2011	06/20/2018
J. Plourde	50,000	$12.73	07/26/2012	07/26/2019
G. Anderson	25,000	$12.73	07/26/2012	07/26/2019
E. Tornquist	55,000	$12.73	07/26/2012	07/26/2019
W. Deeks	25,000	$12.73	07/26/2012	07/26/2019
W. Webster	25,000	$12.73	07/26/2012	07/26/2019
M. Gulbrandson	25,000	$12.73	07/26/2012	07/26/2019
D. Simmons	25,000	$12.73	07/26/2012	07/26/2019
R. Swan	16,200	$12.73	07/26/2012	07/26/2019
K. Konigsmann	5,000	$12.73	07/26/2012	07/26/2019
J. Zhang	15,000	$12.73	07/26/2012	07/26/2019

1

all have been exercised.

2

4,000 have been exercised

3

3,750 have been exercised

4

7,500 have been exercised and 2,500 have been terminated

None of the directors or senior officers of the company or associates or affiliates of any of them have been indebted to the Company since the beginning of the last completed financial year in an amount exceeding $50,000.

MANAGEMENT CONTRACTS

There are no management contracts with persons other than the directors and executive officers.

OTHER MATTERS TO BE ACTED UPON

There shall be moved at the Meeting the following resolutions:

1.

A special resolution, (1) to ratify and approve the exercise of any stock options granted to directors, officers and/or employees of the Company during the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options that the Company might see fit in their discretion to grant to directors, officers and/or employees of the Company during the forthcoming year at such prices and upon such terms as may be acceptable to the TSX Venture Exchange and to ratify the exercise of any options so granted, and (3) to authorize the directors to renegotiate or cancel any existing stock options.

2.

A special resolution to approve the Plan.

Shareholders will be asked to consider and, if thought fit, to approve a stock option plan (the “Plan”).  The resolution must also be approved by the majority of Disinterested Shareholders, as defined in the policies of the TSX Venture Exchange (the “Exchange”), voting on the resolution (“Majority of Minority Approval”).  Management is of the view that it is in the best interests of the Company to implement the Plan.  The Plan, if approved by the shareholders and the Exchange, will become effective upon such approval.

The Plan, which will replace the 2012 Stock Option Plan if shareholder approval is obtained, has been prepared in accordance with the policies of the Exchange.  It  reserves 2,457,307 Shares for issuance pursuant to the exercise of options granted pursuant to the Plan being less than 20% of the number of Shares expected to be issued and outstanding as at the effective date of the Plan.

The Plan provides that eligible persons thereunder include any director, executive officer, employee consultant or management company employee of the Company and their permitted assigns or any affiliate of the Company.  The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan will be administered by the Board of Directors or a committee thereof.  The Board of Directors will have the authority to determine, among other things, the persons to whom options are granted and the number of such options.  At the time an option is granted, the board will also determine the exercise price of the option, subject to a minimum price of fair market value at the date of the grant, and any vesting criteria or other restrictions with respect to the exercisability of the option.  Subject to any restrictions contained in the Plan, the Board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of grant.

The term of the options will be determined by the Board, but in any case must be no more than ten years from the date of grant.  Options are not transferable and non-assignable.  All rights to exercise options shall terminate upon the earliest of (i) the expiration date of the option; (ii) the end of the period of time permitted for exercise of the option (such period of time not to be in excess of six months), to be determined by the Board at the time of the grant of an option, after the optionee ceases to be an eligible person for any reason other than death, disability or cause; (iii) the 30th day after the optionee who is engaged in investor relations activities for the Company ceases to be employed to provide investor relations activities; (iv) the date on which the optionee ceases to be an eligible person by reason or termination of the optionee as an employee or consultant of the Company for cause (which, in the case of a consultant, includes any breach of an agreement between the Company and the consultant); (v) the first anniversary of the date on which the optionee ceases to be an eligible person by reason of termination of the optionee as an employee or consultant on account of disability; or (vi) the first anniversary of the date of death of the optionee.

In accordance with the policies of the Exchange, (i) options to acquire more than 2% of the issued and outstanding Shares may not be granted to any one consultant in any 12 month period; (ii) options to acquire more than an aggregate of 2% of the issued and outstanding Shares may not be granted to persons employed to provide investor relations activities in any 12 month period; and (iii) options issued to eligible persons performing investor relations activities must vest in stages over 12 months with no more than one-quarter of the options vesting in any three month period.

The Exchange requires that Majority of the Minority Approval is obtained when a stock option plan, together with all of an issuer’s previously established and outstanding stock option plans or grants, could result at any time in: (i) the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares; (ii) the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares; or (iii) the issuance to any on optionee, within a 12 month period, or a number of shares exceeding 5% of the issued shares.  The terms of the Plan state that Majority of the Minority Approval be obtained (i) for options granted to any one individual in any 12 month period to acquire more than 5% of the issued and outstanding Shares; (ii) for any amendment to or reduction in the exercise price of an option if the optionee is an insider of the Company at the time of the amendment; and (iii) for grants of options if the Plan, together with all of the Company’s previously established and outstanding stock option plans or grants could result at any time in the grant to insiders of the Company, within a 12-month period, or a number of Shares exceeding 10% of the Company’s issued and outstanding Shares.

Copies of the Plan will be available at the Meeting,

To pass the proposed special resolutions, an affirmative vote of not less than two-thirds of the votes cast by the shareholders of the Company present in person or by proxy at the Meeting is required.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml and on the Company’s website at www.pacificbooker.com.  Financial information regarding the Company is provided in the Company’s audited annual comparative consolidated financial statements for the financial year ended January 31, 2013 and the auditors’ report thereon together with the corresponding management discussion and analysis.  These documents, as well as additional copies of this Information Circular, may be obtained upon request from the Company at #1103 - 1166 Alberni Street, Vancouver, BC  V6E 3Z3, or by request emailed to info@pacificbooker.com.

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING.  SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED this 6th day of May, A.D. 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“Gregory R. Anderson”

Gregory R. Anderson

President and CEO

SCHEDULE A

AUDIT AND FINANCE COMMITTEE CHARTER

Mandate

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To assist in fulfilling the Company’s responsibility for the quality and integrity of the accounting, auditing, reporting practices and internal accounting controls

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To assess the legal, compliance and ethics programs as established by the Board

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To provide ongoing review of policies and procedures

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To take appropriate actions to set the overall corporate “tone” for quality financial reporting, sound risk management practices and ethical behaviour

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Has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the auditor

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Recommend the external auditor to be nominated or replaced annually

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Review the performance of, confirm the independence of, and review fees paid to the external auditor annually

Duties

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Review and recommend for approval the annual and quarterly financial statements and Management Discussion And Analysis

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Review and approve compliance with policies and procedures for the management and control of risk, including capital management and the safeguarding of assets

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Review the internal control and information management systems that provide reasonable assurance as to the reliability of the financial information

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Satisfy itself that procedures are in place for the review of the Company’s public disclosure of financial information derived from the financial statements

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Review significant issues regarding accounting principles, practices, and judgments of management

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Directly responsible for overseeing the work by the auditor (including resolution of disagreements between management and the auditor regarding financial reporting)

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Review all related party transactions

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Perform such other duties as may be assigned to it by the Board or as may be required by applicable regulatory authorities or legislation

Member Requirements

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Confirm that the information contained in the financial statements is not erroneous, misleading or incomplete

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Review the auditor’s audit plan, including the scope, procedures and timing of the audit

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Review the results of the annual audit with the external auditor, including matters related to the conduct of the audit and that the audit function has been effectively carried out

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Review the post-audit report and/or management letter containing the recommendations of the auditor and management’s response and follow-up to any identified weaknesses

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Ensure that all material written communications between the Company and the auditor are sent to the Committee

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Review internal control reports prepared by management and the evaluation of any report by the auditor, together with management’s response

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Inquire of management and the auditor about financial risks to which the Company may be subject, and assess the steps management has taken to minimize such risks

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Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee

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Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval

Composition and Term of Office

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Members shall be appointed by the Board at its first meeting following the annual shareholders’ meeting

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The term of service is from the end of the annual meeting to the end of the next annual meeting

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Shall consist of at least three directors, the majority of whom are independent directors

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At least one member of the Committee shall be financially literate (for the purposes of this Charter, the term “financially literate” means the ability to read and understand a set of financial statements that present a level of complexity that is generally comparable to the Company’s financial statements.

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All members of the Committee who are not financially literate will work towards becoming financially literate and to obtain a working familiarity with basic finance and accounting practices

Selection of the Chair

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Members of the Committee will designate a Chair by a majority vote of the full Committee membership

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The Chair shall be financially literate and an independent director

Meetings

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Meetings of the Committee shall take place at regular intervals

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The Chair will give members 24 hours advance notice of each meeting and the matters to be discussed at it

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Notice may be given personally, by telephone, facsimile or e-mail

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A quorum shall consist of a majority of members

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May participate in person or by telephone

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Required to meet at least once annually with the auditor and the Chief Financial Officer and management to review accounting practices, internal controls, financial statements and other matters

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The auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the annual financial statements and, if the Committee feels it is necessary or appropriate, at any other meeting

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On request by the auditor, the Chair shall call a meeting of the Committee to consider any matter that the auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders

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May periodically meet separately with each of management and the auditor to discuss any matters that would be appropriate to discuss privately

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May invite to its meetings any other person whom it deems appropriate to consult in order to carry out its responsibilities

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May also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities

Authority

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To communicate directly with the auditor

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To require the auditor to report directly to the Committee

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Is granted the authority to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel